Exhibit 99.3
The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Three months ended,	Year Ended December 31,
	Mar 31, 2007	2006

Earnings:
1. Income before income tax expense	3,163	8,339
2. Add: Fixed charges excluding capitalized interest (Line 10)	13,810	50,187
3. Less: Net income (loss) from equity method investments	220	459

4. Earnings including interest on deposits	16,753	58,067
5. Less: Interest on deposits	4,987	15,544

6. Earnings excluding interest on deposits	11,766	42,523

Fixed Charges:
7. Interest Expense	13,764	50,002
8. Estimated interest component of net rental expense	46	185
9. Amortization of debt issuance expense	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	13,810	50,187
11. Add: Capitalized interest	—	—

12. Total fixed charges	13,810	50,187
13. Less: Interest on deposits (Line 5)	4,987	15,544

14. Fixed charges excluding interest on deposits	8,823	34,643

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 4/Line 12)	1.21	1.16

Excluding interest on deposits (Line 6/Line 14)	1.33	1.23

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.